Exhibit 12

LifeCare Holdings, Inc.

Ratio of Earnings to Fixed Charges

($ in Thousands)

	Year Ended December 31,
	2010	2009	2008		2007	2006
Earnings adjusted for fixed charges:
Pre-tax income (loss)	$2,952	$3,748	$(19,670)		$(60,705)	$(37,119)
Add
Fixed charges	37,173	39,881	46,872		44,063	40,504

Pre-tax income (loss) before fixed charges and less preferred stock dividend requirements of consolidated subsidiaries	$40,125	$43,629	$27,202		$(16,642)	$3,385

Fixed charges:
Interest expense	$28,656	$31,456	$38,431		$36,914	$34,538
Interest portion of rent expense	8,517	8,425	8,441		7,149	5,966

Total fixed charges	$37,173	$39,881	$46,872		$44,063	$40,504

Ratio of earnings to fixed charges	1.1	1.1	(A	)	(A )	(A	)

(A)	For the years ended December 31, 2008, 2007 and 2006, the ratio coverage ratio was less than 1:1. The Company would have had to generate additional earnings as summarized below for each of these periods to have achieved a coverage ratio of 1:1.

Additional Earnings
Year Ended December 31, 2008	$19,670
Year Ended December 31, 2007	60,705
Year Ended December 31, 2006	37,119